Exhibit 99.1

Magal Security Systems Ltd. ("Magal") to Report Fourth Quarter and Full
Year 2019 Results on Monday, March 16, 2020

YEHUD, Israel, March 12, 2020 /PRNewswire/ -- Magal Security Systems (NASDAQ GMS: MAGS) will report financial results for its 2019 fourth quarter and full year ended December 31, 2019 on Monday, March 16, 2020. Management will conduct a conference call to review the Company’s financial results at 10:00 am Eastern Time the same day.

Earnings Conference Call Information:

To participate, please use one of the following teleconferencing numbers. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13699798.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
Israel Toll Free: 1809 406 247
UK Toll Free: 0 800 756 3429

The call will begin promptly at: 10:00 am Eastern Time; 7:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time (please note that UK and Israel times have changed due to Daylight saving time in the USA).

The conference call will also be webcast live at  http://public.viavid.com/index.php?id=138336

A replay link of the call will be available at www.magalsecurity.com on March 16, 2020 after 1:00 pm Eastern time through March 30, 2020 at 11:59 pm Eastern time.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13699798

About Magal Security Systems Ltd.

Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor‐made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries ‐ under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G ‐ our 4th generation, cutting‐edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home‐grown PIDS (Perimeter Intrusion Detection Systems), Symphony ‐ our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

IR Contact:
Brett Maas, Managing Partner
Hayden IR
+1-646-536-7331
Brett@HaydenIR.com

Magal Security Systems Ltd.
Diane Hill, Assistant to the CEO
Tel: +972-3-539-1421
E-mail:  dianeh@magal-s3.com
Web:  www.magalsecurity.com